UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2020
Commission File Number 001-14370
COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)
BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)
CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Fourth Quarter 2019 Production, Volume Sold per Metal Results and 2020 Guidance

LIMA, Peru--(BUSINESS WIRE)--January 23, 2020--Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 4Q19 production, volume sold and full year 2020 guidance.

4Q19 Production per Metal and 2020 Operating Guidance (100% basis)

	4Q19 (Actual)	12M19 (Actual)	2019 (Last Guidance)	2020 (Estimated)

Gold (Oz.)
Orcopampa	14,226	41,660	37k - 45k	20k - 30k
Tambomayo	28,861	99,245	90k - 110k	90k - 100k
La Zanja	6,217	31,500	30k - 35k	20k - 30k
Tantahuatay	51,474	162,196	150k - 170k	135k - 145k
Yanacocha	101,183	527,337	510k*	415k*
El Brocal	5,933	18,726	18k - 20k	25k - 35k

Silver (Oz.)
Uchucchacua	2,876,329	10,640,913	11.5M - 12.5M	11.0M - 12.5M
El Brocal	1,158,888	4,366,438	4.0M - 4.5M	4.0M - 4.5M
Tambomayo	841,868	2,556,391	2.5M - 3.0M	2.5M - 3.0M
Julcani	649,226	2,609,006	2.2M - 2.5M	2.4M - 3.0M

Lead (MT)
El Brocal	5,825	23,599	22.0k - 26.0k	13.0k - 17.0k
Uchucchacua	4,174	17,635	20.0k - 21.0k	24.0k - 30.0k
Tambomayo	2,277	7,603	6.5k -7.5k	5.0k - 6.0k
Julcani	227	966	0.9k - 1.0k	0.9k - 1.2k

Zinc (MT)
El Brocal	11,670	43,580	50k - 53k	47k - 55k
Uchucchacua	4,046	19,144	20k - 25k	27k - 32k
Tambomayo	2,356	9,672	8k - 9k	7k - 8k

Copper (MT)
El Brocal	12,159	43,394	47K - 52K	48k - 57k

*As announced by Newmont

4Q19 Production Comments

Gold Operations

  Orcopampa:

2019 gold production was in line with the revised guidance as announced in the second quarter 2019.

  Tambomayo:

2019 gold production was in line with the guidance as announced at the beginning of the year.

2019 guidance for Tambomayo’s lead and zinc production was above the most recent guidance provided.

  La Zanja:

2019 gold production was in line with the most recent guidance released.

  Coimolache:

2019 gold production was in line with the guidance as announced at the beginning of the year.

Silver Operations

  Uchucchacua:

2019 silver, lead and zinc production was below the revised guidance as announced in the second quarter 2019 mainly due to delays in access to high grades areas that will be exploited in the coming quarters.

  Julcani:

2019 silver production was in line with the guidance as announced at the beginning of the year.

Base Metals Operations

  El Brocal:

2019 copper production was below the guidance provided at the beginning of the year mainly due to slower than expected ramp-up of the new contractor responsible for ore transportation. This contractor is now fully operational.

2019 zinc production was below the most recent guidance provided mainly due the slope stability issues mentioned last quarter. This area will be fully exploited during 2020.

4Q19 Payable Volume Sold

4Q19 Payable Volume sold per Metal (100% basis)

	4Q19 (Actual)	12M19 (Actual)

Gold (Oz.)
Orcopampa	14,601	40,702
Tambomayo	26,240	96,636
La Zanja	6,233	30,710
Tantahuatay	52,272	162,013
El Brocal	4,197	12,648

Silver (Oz.)
Uchucchacua	2,634,857	9,808,791
El Brocal	896,000	3,520,992
Tambomayo	623,846	2,318,434
Julcani	611,490	2,480,173

Lead (MT)
El Brocal	5,412	22,598
Uchucchacua	3,471	15,347
Tambomayo	1,782	7,211
Julcani	194	839

Zinc (MT)
El Brocal	9,691	36,788
Uchucchacua	3,211	15,315
Tambomayo	1,800	7,850

Copper (MT)
El Brocal	11,520	41,013

Realized Metal Prices

	4Q19 (Actual)	12M19 (Actual)

Gold (Oz)	1,487	1,405
Silver (Oz)	17.38	16.36
Lead (MT)	1,952	1,939
Zinc (MT)	2,208	2,492
Copper (MT)	5,602	5,808

2020 Guidance

1. Production Comments

Gold Operations

  Orcopampa:

Starting in 2H20, the main focus will be on exploration in order to delineate a Long Term Business Plan. If this milestone is not achieved, the company will reevaluate Orcopampa.

  Tambomayo:

2020 production is expected to be slightly below the production of 2019. However, the profitability will be maintained based on the results from the De-bottlenecking Program (please see next page).

  La Zanja:

As was previously announced, 2020 will the last year of exploitation at La Zanja. Starting August 2020, La Zanja will only treat leach pad inventories.

Exploration efforts will be focused on Emperatiz, the copper project.

  Coimolache:

2020 gold production will be slightly less than 2019 production as less mineral will be bought from Goldfields. However, the LOM has been optimized resulting in a similar profitability.

Silver Operations

  Uchucchacua:

A higher production is expected in 2020 mainly due to more ore throughput. Higher profitability is anticipated due to the results of the De-bottlenecking Program (please see next page).

  Julcani:

2020 production is expected to be in line with the production of 2019.

Base Metals Operations

  El Brocal:

2020 copper production is expected to be higher as the open pit will also be a source of copper ore. This is part of El Brocal’s transition to becoming a 100% copper operation in the future.

2020 lead production will be lower than 2019 production, but it will be partially compensated by a slightly higher zinc production.

2. EBITDA Direct Operations* and Total Capex**

The company expects an EBITDA of $200-250 million and a total CAPEX of $85 – 105 million during 2020.

*2020 prices: Au: 1,500 US$/Oz; Ag: $17.00 US$/Oz; Cu: 6,000 US$/MT; Zn: 2,250 US$/MT & Pb: 1,950 US$/MT

** In the coming conference call, the company will present a breakdown of total capex by objectives (sustaining and growth).

3. De-Bottlenecking Program - Cost Trend

In Tambomayo, 2017 US$/MT was 234.4 in comparison to US$/MT 87.6 in 2020, representing a 63% decrease.

In Orcopampa, 2017 US$/MT was 296.5 in comparison to US$/MT 291.8 in 2020, representing a 2% decrease.

In Uchucchacua, 2017 US$/MT was 120.5 in comparison to US$/MT 90.9 in 2020, representing a 25% decrease.

In El Brocal, 2017 US$/MT was 37.3 in comparison to US$/MT 36.3 in 2020, representing a 3% decrease.

*Annual average cost

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation & Sumitomo Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc., Sumitomo Corporation & Sumitomo Metals).

For a printed version of the Company’s 2018 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site. (*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

In Lima:
Leandro García, Chief Financial Officer
(511) 419 2540

Rodrigo Echecopar, Head of Investor Relations
(511) 419 2591 / rodrigo.echecopar@buenaventura.pe

Company Website: www.buenaventura.com.pe/ir

In NY:
Barbara Cano (646) 452 2334
barbara@inspirgroup.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: January 23, 2020